UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)*

                               PROSOFTTRAINING.COM

                ------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share

                ------------------------------------------------
                         (Title of Class of Securities)

                                   743477 10 1

                        --------------------------------
                                 (CUSIP Number)

                                  July 14, 2000

              ----------------------------------------------------
                      (Date of Event which Requires Filing

                               of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                       Rule 13d-1(b)
                  ---

                   X   Rule 13d-1(c)
                  ---

                       Rule 13d-1(d)
                  ---

          *The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 743477 10 1
          -----------
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          1.   Names of Reporting Persons. Drake Personnel (New Zealand) Limited
               IRS  Identification   Nos.  of  above  persons  (entities  only).
-----------------------------------------------------------------

          2.   Check  the   appropriate   box  if  a  member  of  a  Group  (See
               Instructions).

                  (a)...................................................

                  (b).X..................................................
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         3.       SEC Use Only..........................................

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         4.       Citizenship or Place of Organization - Bahamas

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Number of         5.  Sole Voting Power -- 1,142,422
Shares            __________________________________________________
Beneficially
Owned by          6.  Shared Voting Power -- -0-
Each Reporting    __________________________________________________
Person With:
                  7.  Sole Dispositive Power -- 1,142,422

                  __________________________________________________

                  8.  Shared Dispositive Power --  -0-

-----------------------------------------------------------------

          9. Aggregate Amount Beneficially Owned by Each Reporting Person -- 1,142,422

          10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) _________________

          11.  Percent  of  Class  Represented  by  Amount  in Row  (11) -- 5.1%

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          12.  Type of Reporting Person (See Instructions) -- CO

Item 1.

          (a)  Name of Issuer - ProsoftTraining.com

          (b) Address of Issuer's Principal Executive Offices - 3001 Bee Caves Road, Suite 100, Austin, Texas 78746

Item 2.

          (a)  Name of Person Filing - Drake Personnel (New Zealand) Limited

          (b) Address of Principal Business Office or, if none, Residence - c/o Harry B. Sands & Co., 50 Shirley Stret, Nassau, Bahamas

          (c)  Citizenship/Place of Organization - Bahamas

          (d)  Title of Class of Securities - Common Stock, $.001 par value

          (e)  CUSIP Number - 743477 10 1

Item 3. If this statement is filed pursuant to ss.ss. 240.13d-1(b) or ss.ss. 240.13d-2(b) or (c), check whether the person filing is a:

          (a) ___ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

          (b)  ___ Bank as  defined  in  section  3(a)(6)  of the Act (15 U.S.C.
               78c).

          (c) ___ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

          (d)  ___  Investment   company  registered  under  section  8  of  the
               Investment Company Act of 1940 (15 U.S.C. 80a-8).

          (e)  ___   An   investment    advisor   in    accordance    with   ss.
               240.13d-1(b)(1)(ii)(E);

          (f) ___ An employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(1)(ii)(F);

          (g) ___ A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G);

          (h) ___ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813); (i) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

          (j)  ___ Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)  Amount beneficially owned: 1,142,422
                                         ---------

         (b)  Percent of class: 5.1%
                                ----

         (c)  Number of shares as to which the person has:

               (i)  Sole power to vote or to direct the vote 1,142,422 ---------

               (ii) Shared power to vote or to direct the vote -0- ---

               (iii)Sole  power to  dispose  or to  direct  the  disposition  of
                    1,142,422 ---------

               (iv)Shared power to dispose or to direct the  disposition  of -0-
                                                                             ---

Instruction.  For computations  regarding  securities which represent a right to acquire an underlying security seess. 240.13d-3(d)(1).

Item 5.  Ownership of Five Percent of Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following .


Instruction.  Dissolution of a group requires a response to this item.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

         Substantially all of the stock of Drake Personnel (New Zealand) Limited is indirectly owned by R.William Pollock, Europa Residence, Place de Moulins, Monte Carlo, Monaco.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

         Not Applicable.

Item 8.  Identification and Classification of Members of the Group

         If a group has filed this schedule pursuant to ss. 240.13d-1(b)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss. 240.13d-1(c) or ss. 240.13d-1(d), attach an exhibit stating the identity of each member of the group.

         Not Applicable.

Item 9.  Notice of Dissolution of Group

         Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

         Not Applicable.

Item 10.  Certification

          (a) The following certification shall be included if the statement is filed pursuant toss. 240.13d-1(b):

         Not Applicable.

          (b) The following certification shall be included if the statement is filed pursuant toss. 240.13d-1(c):

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  July 19, 2000

  Date

                                           DRAKE PERSONNEL (NEW ZEALAND) LIMITED

                                           //S// R.W. POLLOCK

                                           Name: R.W. Pollock
                                           Title: President

         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties for whom copies are to be sent.

     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)

                  Hodgson, Russ, Andrews, Woods & Goodyear, LLP
                             M & T Plaza, Suite 2000
                             Buffalo, New York 14203
                               Tel: (716) 856-4000
                               Fax: (716) 849-0349


                                                     July 20, 2000


Securities and Exchange Commission
450 Fifth Street, N.W.

Washington, DC 20549


          Re:  Drake Personnel (New Zealand) Limited
               Filing of Schedule 13G

     Pursuant to Rule 13d-1(c) and Regulation S-T, we are forwarding for filing on behalf of our client Drake Personnel (New Zealand) Limited ("DP(NZ)L") a
Schedule 13G of DP(NZ)L.

     Please direct any comments you may have regarding this filing to the undersigned.

                                              Very truly yours,

                                   HODGSON, RUSS, ANDREWS, WOODS & GOODYEAR, LLP



                                   By:         S/Ward B. Hinkle


cc: Lorraine Kuska